FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2: Date of Material Change

January 5, 2018.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on January 5, 2018 through GlobeNewswire.

Item 4: Summary of Material Change

On January 5, 2018, Burcon announced that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on January 16, 2018 (the "Record Date"). Pursuant to the Rights Offering, each holder of Common Shares will receive one transferable right ("Right") for each Common Share held. Every four Rights will entitle a holder to purchase one Common Share at a price of $0.57 per share (the "Subscription Price"). A maximum of 9,456,793 Common Shares will be issued pursuant to the Rights Offering, representing approximately 25% of the currently issued and outstanding Common Shares.

In connection with the Rights Offering, on January 5, 2018, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") with Mr. Allan Yap ("Mr. Yap"). Pursuant to the Standby Commitment Agreement, Mr. Yap has agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, that will result in 4,728,397 Common Shares being issued under the Rights Offering (the "Standby Commitment"), being up to 50% of the Rights Offering.

Item 5.1: Full Description of Material Change

On January 5, 2018, Burcon announced that it will be offering Rights to holders of its Common Shares as of the Record Date. Pursuant to the Rights Offering, each holder of Common Shares will receive a Right for each Common Share held. Every four Rights will entitle a holder to purchase one Common Share at the Subscription Price. The Subscription Price is equal to approximately an 18% discount to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 5 day period ending on January 4, 2018. The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering. A maximum of 9,456,793 Common Shares will be issued pursuant to the Rights Offering, representing approximately 25% of the currently issued and outstanding Common Shares. The Rights Offering will be conducted in Canada and the United States, where permitted, and in those jurisdictions where Burcon may lawfully offer the Rights (the "Eligible Jurisdictions"). No fractional Common Shares will be issued.

A Rights Offering notice (the "Notice"), together with a Rights certificate, will be mailed to registered holders of Common Shares in the Eligible Jurisdictions as of the Record Date. Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, are included in the Rights Offering circular, which was filed on January 5, 2018, together with the Notice, under Burcon's profile on SEDAR at www.sedar.com. To subscribe for Common Shares, a completed Rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on February 13, 2018 (the "Expiry Time"). Shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights and the Common Shares issuable upon exercise of the Rights will be listed on the TSX. The Rights will be listed for trading on the TSX beginning on January 12, 2018 under the symbol "BU.RT". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on February 13, 2018.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $5.25 million. The estimated net proceeds of the Rights Offering will be used to fund Burcon's ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital.

In connection with the Rights Offering, Burcon has entered into the Standby Commitment Agreement with Mr. Yap, Burcon's Chairman and Chief Executive Officer. Pursuant to the Standby Commitment Agreement, Mr. Yap, has agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, that will result in 4,728,397 Common Shares being issued under the Rights Offering, being up to 50% of the Rights Offering. A copy of the Standby Commitment Agreement was filed on January 5, 2018 under Burcon's profile on SEDAR at www.sedar.com.

As compensation for providing the Standby Commitment, Mr. Yap is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") to acquire up to 1,182,099 Common Shares at an exercise price of $0.69 per share, being the market price of the Common Shares on the date of execution of the Standby Commitment Agreement. The Standby Warrants will expire two years after the date on which the Standby Commitment is to be fulfilled, being no later than the Expiry Time. In accordance with the policies of the TSX, the exercise of the Standby Warrants by Mr. Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2018.

This material change report is not being filed less than 21 days before the expected date of closing of the Rights Offering and expiry of the Rights, which will occur at 5:00pm EST, February 13, 2018.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9: Date of Report

January 9, 2018.